EXHIBIT 1

FirstService Corporation

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
MARCH 31, 2005

JUNE 1, 2005

TABLE OF CONTENTS

Corporate structure	1
General development of the business	1
Business description	2
Business strategy	9
Seasonality	12
Trademarks	12
Employees	12
Minority interests	12
Dividend policy	13
Capital structure	13
Market for securities	13
Transfer agents and registrars	13
Directors and officers	14
Legal proceedings	15
Properties	15
Selected consolidated financial information	16
Risk and uncertainties	18
Management's discussion and analysis	18
Interest of management and others in material transactions	18
Material contracts	18
Cease trade orders, bankruptcies, penalties or sanctions	19
Conflicts of interest	19
Experts	19
Audit Committee	19
Additional information	21
Forward-looking statements	22

FIRSTSERVICE CORPORATION

ANNUAL INFORMATION FORM

JUNE 1, 2005

All amounts referred to in this Annual Information Form ("AIF") are in United States dollars unless otherwise indicated. All financial and statistical data in this AIF is presented as at March 31, 2005 unless otherwise indicated.

Corporate structure
FirstService Corporation (the "Company" or "FirstService") was formed under the Business Corporations Act (Ontario) by Certificate of Incorporation dated February 25, 1988. The Company amalgamated with Coloma Resources Limited pursuant to a Certificate of Amalgamation dated July 31, 1988, and the amalgamated corporation continued under the name "FirstService Corporation".

By Certificate of Amendment dated April 2, 1990, the Company: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to "Subordinate Voting Shares", each such share carrying one vote; and (ii) consolidated each of its Class B shares on a 30 to 1 basis and changed the designation of that class of shares to "Multiple Voting Shares", each such share carrying 20 votes.

Our fiscal year-end is March 31. Our Subordinate Voting Shares are publicly traded on both the Toronto Stock Exchange ("TSX") (symbol: FSV.SV) and the NASDAQ National Market ("NASDAQ") (symbol: FSRV). Our head and registered office is located at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 2B4.

The following chart sets out the significant subsidiaries of the Company. The voting securities of such subsidiaries not controlled by us are those owned by operating management of each respective subsidiary.

Name of subsidiary	Percentage of voting securities owned by FirstService	Jurisdiction of incorporation
American Pool Enterprises, Inc.	88.21%	Delaware
BLW, Inc. (d/b/a Security Services and Technologies ("SST"))	82.90%	Pennsylvania
CMN Holdco Inc. (d/b/a "Colliers International")	71.80%	Ontario
FirstService (USA), Inc.	100.00%	Delaware
FirstService Delaware, LLC	100.00%	Delaware
FirstService Delaware, LP	100.00%	Delaware
Intercon Security Ltd.	100.00%	Ontario
Prime Management Group, Inc.	93.78%	Florida
Resolve MSS Inc.	88.50%	Ontario
Resolve BPO Inc.	88.37%	Ontario
The Continental Group, Inc.	85.85%	Florida
The Franchise Company, Inc.	82.50%	Ontario
The Wentworth Group, Inc.	84.35%	Pennsylvania

General development of the business
Our origins date back to 1972 when Jay S. Hennick, President and CEO of the Company, started a Toronto swimming pool and recreational facility management business, which became the foundation of FirstService. In 1993, we completed our initial public offering on the TSX, raising C$20 million. In 1995 our shares were listed on NASDAQ. In 1997, a second stock offering was completed in Canada and the United States raising US$20 million. In December 2004, a stock dividend was declared effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares.

From 1994 to present, we completed numerous acquisitions, developing and growing the service lines that exist today.

In 1996, we obtained a revolving credit facility from a syndicate of banks, which has been amended and restated at various times to the present. In 2001, we completed a private placement of $100 million of 8.06% Senior Secured Notes due June 29, 2011 with a group of US institutional investors. In October 2003, $50 million of 6.40% Senior Secured Notes due September 30, 2015 was issued. In April 2005, we completed a further private placement of $100 million of 5.44% Senior Secured Notes due April 1, 2015.

In November 2004, we established a new commercial real estate services division under the "Colliers International" brand with the acquisition of CMN International Inc. ("CMN"). Generating revenues of $285 million in the year prior to acquisition and with 80 offices in twenty countries, CMN is the largest affiliate of the Colliers International network. CMN's real estate services offerings include brokerage (sale and leasing), property management, valuation and advisory services. A Business Acquisition Report filed with applicable Canadian securities regulatory authorities on February 11, 2005 in respect of the acquisition of CMN is hereby incorporated by reference herein.

In June 2004 and December 2004, we acquired leading residential property managers in Chicago and Las Vegas, respectively, marking a significant expansion of our geographic footprint in the Residential Property Management segment.

Our Property Improvement Services division (formerly Consumer Services) continued its "branchising" strategy of selectively acquiring established California Closets franchises with the acquisition of two franchises in Dallas and Phoenix, in January and April 2005, respectively.

On April 1, 2004, we sold the assets of Greenspace Services Ltd., our company-owned lawn care operation. In February 2005, we sold the assets of Aqua-Shield Corp., our South Florida concrete restoration operation, a non-strategic part of our Residential Property Management business. In March 2005, we sold our shares of Stained Glass Overlay, Inc., our decorative glass treatments franchise system, a small component of our Property Improvement Services division. The combined revenues of the disposed operations for the year ended March 31, 2004, the last full year of ownership, were $39 million.

Business description
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: residential property management; commercial real estate; integrated commercial security systems; property improvement; and business services. Market-leading brands include Continental, Wentworth and Prime Management in residential property management; Colliers International in commercial real estate; Intercon Security and SST in integrated security; California Closets, Paul Davis Restoration, Pillar to Post Home Inspection, and CertaPro and College Pro Painters in property improvement; and Resolve Corporation in business services.

Each service line provides near-essential services, generates a significant percentage of recurring revenues, has strong cash flows, generates strong returns on invested capital and can be leveraged through margin enhancement, cross-selling or consolidation.

Our operations are conducted through five operating segments:

Revenues by operating segment	Year ended March 31
(in thousands of US$)	2005	2004	2003	2002	2001
Residential Property Management	$275,229	$228,790	$203,515	$205,376	$181,730
Commercial Real Estate Services	120,535	-	-	-	-
Integrated Security Services	143,160	122,748	107,548	95,507	81,007
Property Improvement Services	111,779	89,361	70,850	64,826	58,897
Business Services	160,914	152,449	126,373	127,478	82,346
Corporate	673	4343	389	364	253
Total	$812,290	$593,782	$508,675	$493,551	$404,233

Residential Property Management
FirstService is the largest manager of private residential communities in North America. Private residential communities include condominiums, cooperatives, gated communities and a variety of other residential developments governed by multi-unit residential community associations (collectively referred to as "community associations"). In total, we manage more than 550,000 residential units in 3,000 community associations in the states of Arizona, Delaware, Florida, Georgia, Illinois, Maryland, Nevada, New Jersey, New York, North Carolina Pennsylvania, Texas, Virginia and the District of Columbia.

In Florida, we operate under the Continental, Prime, Dickinson and Sterling brands. In the mid-Atlantic region, we operate under the Wentworth, Armstrong, Cooper Square, Arco Wentworth and American Pool brands. Our Arizona operations are conducted through Rossmar & Graham. In Illinois we operate as Wolin-Levin, while in Nevada and Texas we operate as RMI.

In the residential property management industry, there are two types of professional property management companies: (i) traditional property managers, and (ii) full-service property managers. Traditional property managers primarily handle administrative property management functions such as collecting maintenance fees, sourcing and paying suppliers, preparing financial statements and contracting out support services. Full-service property managers provide the same services as traditional property managers but also provide a variety of other services under one exclusive contract.

FirstService is a full-service property manager and in many markets provides a full range of services including grounds maintenance, landscaping, painting, pest control, irrigation, real estate sales and leasing, heating, air conditioning, plumbing and swimming pool management and maintenance. Operations are somewhat seasonal in nature, as the majority of swimming pool and grounds maintenance revenues, outside the "sunbelt" states, are earned in the first and second quarters.

       The aggregate budget of the community associations managed by FirstService is approximately $2.0 billion. The aggregate budget of all the community associations in the United

States is estimated to be $35 billion. Currently, FirstService accesses approximately 20% of the aggregate budget of its communities through the various services that it offers. Our strategy is to continue to add communities under management while striving to earn a greater percentage of the aggregate budget by introducing additional services and products, thereby offering our clients a single point of accountability.

Based on recent industry data compiled by the Community Associations Institute, we estimate that: (i) more than 50 million Americans, representing approximately 20 million households, live in condominiums, cooperatives, planned communities and other residential developments governed by multiple unit residential community associations; (ii) more than 50% of new homes currently being built in and around major metropolitan areas in the United States are within these categories; (iii) there are approximately 250,000 community associations in the United States; and (iv) the total annual operating expenses for these community associations are estimated to be $35 billion. The market is growing at a rate of approximately 3% per year as a result of the 6,000-8,000 new community associations formed each year. In addition, the growing trend from self-management to professional management, currently almost 50% of the market, is believed to at least double the effective growth rate for professional property management companies.

Typically, owners of private residential units are required to pay quarterly or monthly fees to cover the expenses of managing the condominium or homeowner association's business activities and maintaining community properties. Historically, decision making for communities was delegated to volunteer boards of directors elected by the owners. Increasingly, these volunteer boards have outsourced the responsibility to manage the day-to-day operation and maintenance of community property to professional property management companies.

The residential property management industry is extremely fragmented and dominated by numerous local and regional management companies. Only a small number of such companies, however, have the expertise and capital to provide both traditional property management services as well as the other support services provided by full-service property managers. FirstService is the largest full-service manager of private residential communities in the United States, managing approximately 3% of the nation's approximately 20 million units in community associations. We enjoy a competitive advantage because of our size, depth of financial and management resources, and operating expertise.

Our business is subject to regulation by the states in which we operate. In most states, laws require that property managers must be licensed, which involves certain examinations and continuing education. In addition, our residential real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states in which we operate.

Commercial Real Estate Services
FirstService, through the acquisition of CMN in November 2004, is a leading international commercial real estate services provider offering a full range of commercial real estate services in the United States, Canada, Australia, New Zealand and several other countries. Operations in the United States and Canada generate approximately 63% of total CMN revenues, while Australia and New Zealand generate approximately 22%. We provide services to owners, investors and tenants, including brokerage (sale and leasing), property management services, valuation and corporate advisory services.

Commercial real estate brokers match buyers and sellers of real estate (investors, developers or owners-users) as well as owners and tenants of space for lease in return for a commission generally based on the value of the transaction. CMN's brokerage activities focus primarily on office, industrial, retail and multi-unit residential properties. Brokerage activities represent 75% to 80% of CMN's revenues and provide opportunities for cross selling other real estate services. In calendar year 2004, through a network of 1,200 brokers across 80 offices, CMN executed transactions valued at more than $11 billion across a diverse client base, including chartered banks, insurance companies, corporations and individuals. Typically, brokers earn a direct commission on individual transactions, which results in a highly variable cost structure.

Commercial property management focuses on the same client segments as brokerage; however, fees are typically multi-year fixed fee contracts that are largely recurring in nature.

CMN's international corporate services group partners with large corporations in managing their overall portfolio and transactions. Professional staff combine proprietary technology with high level strategic planning, portfolio management, lease administration and facilities and project management. Fees in corporate services are derived from a combination of fixed fee services and transaction based brokerage fees.

Commercial real estate brokerage is cyclical and seasonal in nature, affected by external factors, including interest rates, investor and consumer confidence and other macroeconomic factors and political risk in any specific region. CMN's revenues are somewhat seasonal in nature, with approximately 70% of transactions occurring in our second and third quarters (July through December).

CMN is the largest affiliate within the Colliers International Property Consultants ("CIPC") alliance. Each member of the CIPC alliance licenses the right to use the "Colliers International" brand in an exclusive territory. Colliers International is recognized as one of the top 3 commercial real estate services organizations worldwide with a network of 247 offices generating over $1 billion in revenues in 50 countries. Membership in CIPC provides us with a global brand name and local market intelligence throughout the world to assist the international community of investors, owners and users of real estate. Members of CIPC are required, except in certain limited circumstances, to direct referrals for other regions to member firms.

Commercial real estate firms can be segmented into two tiers; (i) large global full-service firms with international research abilities, and (ii) regional and niche firms with strengths in their respective local markets. Recent industry trends have seen an increase in outsourcing from sophisticated clients with global needs, creating an opportunity for full-service global players such as CMN.

There has also been a recent trend amongst larger firms to further improve their market position through consolidation. However, the commercial real estate competitive landscape market remains highly fragmented with the top 4 real estate organizations combining for only about 5% of the estimated $78 billion global market.

CMN's growth strategy is to expand the suite of complementary service offerings and geography where services are offered. This will be achieved both organically and through selective acquisitions. CMN also plans to enhance its brand and service delivery through increased broker training and continued development of its proprietary market tools and research resources.

CMN's business is subject to regulation by the countries and regions in which it operates. In most countries or regions, laws require that brokers must be licensed and conform to a code of ethics, which involves certain examinations and continuing education. In addition, CMN's property managers are subject to regulation in the various regions in which they operate.

Integrated Security Services
FirstService is one of North America's largest providers of integrated security services, primarily to the commercial market, with operations in fifteen branches - twelve in the United States and three in Canada. We operate two security brands, Intercon in Canada and Security Services and Technologies ("SST") in the United States. The management team is responsible for the combined Intercon and SST operations, with the goal of enhancing customer service and realizing operating efficiencies.

We design, install, repair and maintain integrated electronic security systems including identification badging, access control and closed-circuit television for office buildings, commercial and industrial facilities, institutional campuses and multi-unit residential properties. Our customers include Fortune 1000 corporations, property management companies, hospitals and universities and all levels of government. Revenues are derived from installation projects, ongoing service, branch and head office upgrades, central station monitoring and maintenance.

In executing our growth strategy to date, we have focused on the development of long-term customer relationships, providing complete enterprise-wide electronic security solutions for all of our customers' facilities and operations. Going forward, this growth strategy will be augmented by acquisitions in key US markets enabling us to add strong regional operators that are leaders in their markets, establish national service capabilities and leverage our existing national account relationships and supplier base.

In Canada, we supplement our integrated electronic security service offerings with a premium security officer service, providing highly trained manpower on-site, via mobile patrol and in response to central station calls. This full-service approach of providing both security systems expertise and security officer services has been a key success factor in delivering growth in the Canadian market, where commercial security clients often express a desire for comprehensive security services.

According to industry sources, the US security systems integration is a $4 billion industry growing at an annual rate of approximately 10%. Factors driving growth include:

▪
The trend toward consolidation of security functions and reducing costs: Corporate and institutional security embodies a variety of independent functions (access control, physical security, employee/user security, surveillance, etc.) operating concurrently. Integrating these functions into one system is simpler, more efficient and requires fewer people and resources to operate. An integrated system may also replace a number of different legacy systems that were required to be managed independently, improving functionality and reducing operating and maintenance costs.

▪
Continued development of network and information technology: Security systems are highly reliant on computer and electronic technology and have benefited from advancements in these technologies, becoming increasingly more powerful, flexible and functional. Security systems and information for multiple sites can be readily integrated and controlled from a centralized location and administered remotely.

▪	Increased public awareness of security issues: Security has become a priority in the workplace, schools and other public facilities.

The security systems integration industry is highly fragmented but undergoing consolidation. The market is comprised of many small and medium-sized, and a few very large, competitors. Of the top 100 systems integrators compiled by SDM Magazine for 2004, only the largest five had revenues over $100 million and the smallest 56 had revenues of less than $10 million. FirstService is the seventh largest integrated security services provider in North America.

Larger competitors are driving consolidation in response to customer demands for comprehensive solution providers with national service capabilities. Customers are moving away from developing and sourcing each of their security systems separately from several different suppliers. System integrators must be able to evaluate customer needs, design an integrated suite of systems and products that is simple and effective, and provide quality installation and service in multiple geographic locations. Critical mass and geographic reach have become increasingly important success factors in this industry.

Our strategy is to combine strong regional operators into a national network, focusing on long-term relationships with customers that have complex security needs. We differentiate ourselves through superior customer service and by designing and integrating open architecture systems (versus proprietary or closed systems).

Property Improvement Services (formerly Consumer Services)
In Property Improvement Services, we provide a variety of residential and commercial services through our network of approximately 1,800 franchised and 8 Company-owned locations across North America. The principal brands in this division include California Closets, Paul Davis Restoration, CertaPro Painters, College Pro Painters, Pillar to Post Home Inspection and Floorcoverings International. During the year ended March 31, 2005, we sold our Company-owned lawn care operations and our decorative glass treatments franchise system.

California Closets is the largest provider of installed closet and home storage systems in North America. Headquartered in San Rafael, California, California Closets has 96 franchises in the United States and Canada as well as master franchises in other countries around the world. California Closets receives royalties from franchisees based on a percentage of the franchisees' revenues.

Paul Davis Restoration is a Florida-based franchiser of residential and commercial restoration services serving the insurance restoration industry in the United States through 219 franchises. This company provides restoration services for property damaged by natural or man-made disasters. Paul Davis Restoration receives royalties from franchisees based on a percentage of the franchisees' revenues.

CertaPro Painters is a residential and commercial painting franchise system with approximately 280 franchises operating in major markets across the United States and Canada as well as master franchises in other countries around the world. CertaPro Painters focuses on high-end residential and commercial painting and decorating work and other programs for property managers who have portfolios of condominium and commercial properties. Franchisees pay CertaPro Painters either a royalty based on a percentage of revenues or a fixed monthly fee, plus administrative fees for various ancillary services.

College Pro Painters is a seasonal exterior residential painting franchise system operating in 25 states and across Canada with approximately 665 franchises. It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety. College Pro Painters receives a royalty from each franchisee based on a percentage of revenue. College Pro Painters' operations are seasonal with significant revenue and earnings in the Company's first and second quarters followed by losses in the third and fourth quarters.

Pillar to Post is North America's largest home inspection service provider. Services are provided through a network of 450 franchises. Pillar to Post earns royalties from its franchisees based on a percentage of revenues.

Floorcoverings International is a franchiser of "shop-at-home" flooring and window covering solutions, with 72 franchises in the United States and Canada. Floorcoverings International earns revenues from its franchisees based on a percentage of revenues.

Franchise agreements are for terms of five or ten years, with the exception of College Pro Painters where the agreements are for a term of one year. All franchise agreements contain renewal provisions that can be invoked at little or no cost.

We currently own and operate eight California Closets franchises located in Boston, Seattle, Chicago, Jacksonville, San Francisco, Toronto, Dallas and Phoenix. These operations are referred to as "branchises". The purpose of branchising is to reacquire well-established and profitable franchises located in large territories to accelerate growth in these territories in partnership with operating management. We intend to make several more branchising acquisitions as opportunities arise.

The franchised services industry is highly fragmented, consisting principally of a large number of smaller, single-service or single-concept companies. Due to the large size of the overall market for these services, dominant market share is not considered necessary for becoming a major player in the industry. However, because of the low barriers to entry in this segment, we believe that brand name recognition among consumers is a critical factor in achieving long-term success in the businesses we operate.

We believe that the largest franchise companies in North America have been successful because of their ability to realize economies of scale through the centralization and successful application of certain administrative functions such as finance, marketing, purchasing, training and support staffing.

Franchise businesses are subject to US Federal Trade Commission regulations and state and provincial laws that regulate the offering and sale of franchises. Presently, the Company is authorized to sell franchises in 40 states, in all Canadian provinces and in several other countries around the world. In all jurisdictions, we endeavor to have our franchisees meet or exceed regulatory standards.

Business Services
Through Resolve Corporation ("Resolve"), we provide outsourced marketing support services ("MSS") and business process outsourcing ("BPO") services to Fortune 1000 companies through 14 branch offices in Canada and the United States. Effective May 2004, these operations were re-branded as Resolve and reorganized under a single senior management team drawn from its predecessor businesses. The formation of Resolve marked a significant milestone in our long-term plan to integrate and realize synergies from our Business Services operations.

MSS includes customer relationship management, order processing, inventory management, warehousing, order assembly and shipping, coupon processing, rebating and client profiling. We work with our clients to create fully integrated marketing support and fulfillment solutions, which can include ongoing technical service or product support, customized order processing, inventory management and fulfillment. MSS services are provided from branches in the United States and Canada, including facilities in Cleveland, Toronto, Dallas, Philadelphia, Chicago, Los Angeles, Atlanta and Albuquerque. In aggregate, the Company occupies 2.0 million square feet of dedicated fulfillment and production capacity. We use advanced electronic inventory management and tracking systems to manage materials on behalf of our clients.

In our BPO operations, we provide administrative functions that typically are not strategic to an organization and can be more efficiently and cost-effectively performed by third parties that specialize in such activities. The objective of our BPO operation is to be recognized as the best strategic partner to businesses and government agencies for the outsourcing of labor-intensive, back-office functions. We have developed expertise in performing services that require significant labor in coordination with technology, such as the management of loan portfolios, credit card and affinity programs and the processing of drug and dental claims. We are the second largest student loan processor in Canada with typical contracts ranging from one to 10 years. In May 2005, Resolve entered into a contract to administer RBC Royal Bank's student loan portfolio. The contract is for a term of 10 years and is expected to generate approximately $100 million in revenues. This new contract is the largest single non-government owned student loan portfolio in Canada. With this contract, Resolve will be administering more than 800,000 student loans for clients across North America.

Businesses and governments are increasingly concerned with focusing scarce resources on core operations that provide the greatest competitive advantage and best return on investment. As a result, non-core functions are being outsourced to companies that can perform them more productively, more efficiently, more quickly and with higher precision.

The business services industry is diverse and comprised of distinct sectors, including the areas in which FirstService participates. The estimated size of the market for MSS services is $5 billion, and the estimated size of the market for BPO services is $500 billion; both markets are experiencing annual growth in excess of 10%. Competitors range from large, sophisticated companies to smaller niche providers, with many possessing adequate size and technical capabilities. Given the large size of the market, significant growth can be achieved without significant market share. Our largest Business Services client represented approximately 2% of fiscal 2005 consolidated revenues.

The BPO segment is occupied by some of the largest business services companies in the world, leveraging their size to realize economies of scale on very large outsourcing contracts. To compete, we tend to focus on certain niches, such as loan processing and credit and loyalty card administration, where we can capitalize on our specialized expertise. Low cost, high quality labor available overseas has caused some market participants to shift production work away from North America to off shore locations. We compete on the basis of providing competitively priced value-added services, highly trained staff, all supported by strong operating efficiencies.

Technology investment and the cost of labor are the most significant factors driving change in the MSS and BPO sectors. Technological advances are changing business processes, improving productivity, and reducing the importance of geographical proximity. To support our service offering, we made a significant investment in Voice Over Internet Protocol ("VOIP") technologies during the past year.

We believe that we have sufficient size, expertise and financial resources to keep pace with technological advances and remain competitive in the industry. We believe that only a minority of the services offered to our clients could be provided at off shore locations because of transportation and timely delivery requirements for fulfillment materials, the political sensitivities of our clients (especially government agencies), training requirements, and other logistical reasons. However, the Company is currently processing selected work through a supplier in India.

We provide call center and processing services from low-cost locations in Canada, including Charlottetown and St. John, to several US clients. Legislation has been proposed in several US states and federally aiming to protect and repatriate US call center jobs. It is possible that such legislation, if passed, could impair our clients' abilities to effectively use our services.

We provide school textbook fulfillment services in several US states. State governments are responsible for determining the amount of annual expenditure on new textbooks and also the manner in which textbooks are distributed. Unfavorable legislation, if passed, would impact the volume of textbook fulfillment handled by us.

Business strategy
Operating strategy
Our objective is to increase the revenues, profitability and market position of each operating unit and subsequently acquired business, while maintaining the highest level of service to our customers. Key elements of our operating strategy are:

Senior management commitment: We strongly believe that management ownership at each of our primary operating units has contributed significantly to our ability to grow our businesses. As a result, we expect to continue our practice of encouraging strong operators of newly acquired platform businesses to retain or acquire a significant equity stake in the businesses they operate, generally in the form of a non-transferable direct equity ownership position. In all cases, we retain the right to purchase the minority interest at a pre-determined formula price based on a multiple of trailing EBITDA1. These minority interests average approximately 20%. Management believes that its strategy of aligning the ownership interests of operating management with those of the Company provides a powerful incentive to deliver superior financial performance.

Performance-based compensation: We use performance-based compensation programs throughout each of our businesses to attract, retain and motivate our employees. In general, senior managers receive bonuses that are based on a percentage of the amount by which their results exceed budgeted or prior year EBITDA. Lower level managers' incentives are also linked to EBITDA targets, but may include other measures deemed important for growing their business. We believe these programs are effective incentives to operating management and employees to deliver consistent, high-quality service in a cost-effective manner.

Operating efficiencies: We have been able to obtain significant operating efficiencies through the implementation of a variety of "best practices" and have achieved meaningful cost savings through certain economies of scale. We attempt to identify and refine our best practices across all of our businesses in order to benefit from the most innovative and effective management techniques. The implementation of best practices has resulted in improved labor management, customer service and service delivery routing. We also achieve significant savings through the volume purchasing of vehicles, insurance, group benefits, advertising and professional and financial services.

Marketing penetration and joint marketing: We capitalize on the complementary nature of our businesses by introducing new or additional services to customers with which we already have long-term contractual relationships. The complementary nature of our property services businesses also provides certain advantages when introducing a new service in a market where we have existing operations. These advantages include significant market knowledge, demographic information and the ability to share the established overhead of existing operations. Because we provide a number of property services, we are able to effectively utilize consolidated customer lists and other marketing data that is accumulated to conduct cost-efficient customer referral across our businesses.

Acquisition strategy
Our acquisition strategy has been developed to complement the internal growth strategies of our existing service lines and as a component of our overall growth strategy of building a significant, diversified service business that generates recurring and predictable cash flows and earnings. The acquisition strategy entails the systematic acquisition of established, well managed, and profitable service companies operating in fragmented industries that will:

▪	Enhance the market position of an existing service line, provide an entry into a new geographic region/market, or introduce a new service line; and
▪	Provide a return on invested capital that exceeds our weighted average cost of capital.

1 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP in the United States and Canada, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

Acquisitions are classified as "tuck-under" or "platform". The majority of acquisitions that we target and complete are tuck-under acquisitions. These acquisitions are generally smaller transactions completed within an existing service line that strengthen its regional presence or competitive position through increased market share or the addition of a complementary service line. Platform acquisitions are larger transactions that either establish an existing service line in a new geographic region or provide a vehicle for FirstService to add a new service offering that can be leveraged through cross-selling of services, sharing of best practices or other synergies or through further consolidation. Each acquisition must meet strict criteria that include the following:

▪	Strong, experienced management teams in place that are interested in growing their businesses and in being rewarded through performance-based compensation;
▪	History of consistent profitability, supported by significant contractual revenues;
▪	Non-capital intensive operations with a variable cost structure;
▪	Leading positions in the markets served; and
▪
In the case of platform acquisitions, one or more senior managers who wish to retain a significant minority interest in the acquired company in order to participate directly in its future growth and development as part of FirstService.

In general, platform companies continue to operate on a stand-alone basis in accordance with our operating strategy, while drawing on the resources of FirstService to facilitate future growth. Most tuck-under acquisitions are fully integrated into the operations of the service line making the acquisition.

We have historically paid approximately 4.5 times normalized and sustainable EBITDA ("Valuation EBITDA") for our acquisitions. Usually, consideration is paid with a combination of cash at closing and contingent note consideration. Contingent consideration is typically issuable over a three-year contingency period, subject to achievement of the Valuation EBITDA on an averaged basis over the three-year period subsequent to closing. In the event that the actual average EBITDA is less than the Valuation EBITDA, the purchase price and contingent consideration are reduced by a multiple of the deficiency in EBITDA.

In executing acquisitions, our acquisition team works closely with operating management of our service lines to identify, negotiate and complete acquisitions. A majority of acquisitions are negotiated on an exclusive basis, without the imposition of an intermediary-controlled auction process, thereby facilitating a focused effort by FirstService to build a relationship with its prospective partner and emphasize the appropriate balance of financial and non-financial, as well as long-term and short-term attributes of the acquisition to the vendor. Notwithstanding the varied acquisition opportunities available to FirstService, management remains committed to a disciplined approach to acquisitions, including a rigorous adherence to our strict acquisition criteria and transaction structure. As well, we only allocate our financial and human resources to existing service lines for acquisitions if the management team has the capacity to integrate the acquisition and the performance of current operations is meeting or exceeding expectations.

The integration process is a critical component of all acquisitions executed by FirstService. This process is initiated during due diligence, when opportunities for integration, operational improvements and the sharing of best practices are identified and an integration plan is drafted. Post-closing, the integration plan is reviewed with management of the acquired company to ensure that it accurately captures and prioritizes the issues to be addressed. Once a buy-in has been obtained, the integration plan is finalized and a timetable established for the execution of the plan by the management of the acquired company. This is a collaborative process with a high degree of involvement from our integration team in overseeing the implementation and in monitoring progress against the timetable.

Seasonality
Certain segments of the Company's operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. In addition, the majority of textbook fulfillment activity (Business Services segment) occurs in the months of June to August. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 7% of consolidated revenues.

The recently acquired Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These operations comprise approximately 20% of annualized consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Trademarks
FirstService's trademarks are important for the advertising and brand awareness of all of our businesses and franchises. We take precautions to defend the value of our trademarks by maintaining legal registrations and by litigating against alleged infringements, if necessary.

In our Property Improvement Services unit, three franchise systems - California Closet Company, Paul Davis Restoration and Pillar to Post Home Inspection - have trademarks to which value has been ascribed in the consolidated financial statements. These franchise systems have franchises in every significant population center in the United States. The value of these trademarks is derived from the recognition they enjoy among the target audiences for closet system installations, disaster restoration services and home inspections. These trademarks have been in existence for many years, and their prominence among consumers has grown over time through the addition of franchisees and the ongoing marketing programs conducted by both franchisees and the Company.

In our Commercial Real Estate Services unit, the Colliers International trademark was identified as an acquired intangible asset. The Colliers International trademark is highly recognized in the commercial real estate industry. We intend to continue to use the Colliers International trademark indefinitely.

Employees
We employ approximately 16,000 full-time non-unionized employees, rising to a total of approximately 18,000 with seasonal employees in the spring and summer months.

Minority interests
FirstService owns a majority interest (on average 80% of the equity) in all of its subsidiaries, while operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant risks and rewards of equity ownership to management at the operating companies. In all cases, the Company has the right to "call" management's shares, usually payable at the Company's option with any combination of FirstService shares or cash. FirstService may also be obligated to acquire certain of these minority interests in the event of death, disability or cessation of employment of the employee or if the shares are "put" by the employee. These arrangements provide significant flexibility to FirstService in connection with management succession planning and shareholder liquidity matters.

Dividend policy
The Company does not currently pay dividends on any of its shares. The payment of dividends is at the discretion of the Board of Directors of the Company, which considers earnings, capital requirements and the financial condition of the Company, among other relevant factors. If dividends were declared, they would be payable in either US or Canadian dollars.

Capital structure
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Effective December 15, 2004, a stock dividend was declared, effectively achieving a 2-for-1 stock split for all outstanding Subordinate and Multiple Voting Shares. As of June 1, 2005, there were 28,879,094 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares issued and outstanding.

A summary of certain rights attaching to the Company's Subordinate Voting Shares is set out in the section entitled "Certain Rights of Holders of Subordinate Voting Shares" contained in the Company's Management Information Circular (the "Circular") dated May 18, 2005 filed in connection with the Company's annual meeting of shareholders to be held on June 27, 2005, which section is hereby incorporated herein by reference.

Market for securities
The Company's Subordinate Voting Shares are listed for trading on the TSX and NASDAQ. The Company's Multiple Voting Shares are not listed and do not trade on any public market or quotation system.

The table below details the price ranges and volumes traded of Subordinate Voting Shares on the NASDAQ in US dollars, and the TSX in Canadian dollars on a monthly basis, reflecting the stock split in all periods:

	NASDAQ			TSX
Month	High price (US$)	Low price (US$)	Volume traded	High price (C$)	Low price (C$)	Volume traded
April 2004	12.75	11.00	261,800	16.75	15.03	296,152
May 2004	11.95	10.78	138,800	16.50	14.96	595,994
June 2004	12.50	11.44	174,200	17.35	15.75	599,143
July 2004	12.50	10.94	124,200	16.25	14.50	493,200
August 2004	12.67	11.13	218,400	16.50	14.75	547,574
September 2004	12.50	11.61	213,800	16.13	15.05	266,166
October 2004	13.70	11.83	371,600	16.88	14.93	585,564
November 2004	16.50	13.41	241,800	19.25	16.43	1,082,382
December 2004	17.53	14.69	427,700	19.80	17.92	1,032,296
January 2005	18.75	16.00	311,700	22.94	19.57	1,086,810
February 2005	20.13	17.84	457,200	23.70	22.20	1,683,000
March 2005	21.00	18.00	656,900	25.24	21.89	1,062,000

Transfer agents and registrars
The transfer agent and registrar for the Subordinate Voting Shares is Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3C4. The transfer agent and registrar for the Multiple Voting Shares is the Company at 1140 Bay Street, Suite 4000, Toronto, Ontario, M5S 4B4.

Directors and officers
Directors - The following are the directors of the Company as at June 1, 2005:

Name and municipality of residence	Age	Present position and tenure	Business experience during last five years
David R. Beatty[2,3] Toronto, Ontario	63	Director since May 2001
Corporate Director; Chairman and CEO, Beatinvest Limited (an investment company), Managing Director of the Canadian Coalition for Good Governance and Professor of Strategy and the Director of Clarkson Center for Business Ethics and Board Effectiveness and Professor of Strategic Management, Rotman School of Management, University of Toronto

Brendan Calder[1,2,3] Toronto, Ontario	58	Director since June 1996	Corporate Director; Effective Executive in Residence, Rotman School of Management, University of Toronto

Peter F. Cohen[1,2,3] Toronto, Ontario	52	Director since March 1990; Chairman since May 2005	President and CEO, Dawsco Capital Corp. (Ontario-based real estate and investment company)

Bernard I. Ghert[1] Toronto, Ontario	65	Director since June 2004	Founder and President, B.I. Ghert Family Foundation

Jay S. Hennick Toronto, Ontario	48	President, Chief Executive Officer and Director since May 1988	President and Chief Executive Officer of the Company

Steven S. Rogers Mississauga, Ontario	49	Director since August 1989	President and Chief Executive Officer, The Franchise Company, Inc. (subsidiary of the Company)

1.	Member of Audit Committee
2.	Member of Executive Compensation Committee
3.	Member of Nominating and Corporate Governance Committee

Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant. All directors stand for election or re-election annually.

Further background information regarding the directors of the Company is set out in the sections entitled "Particulars of Matters to be Acted Upon at the Meeting - Election of Directors" and "Statement of Corporate Governance Practices - Board Committees - Audit Committee" contained in the Circular, which sections are hereby incorporated herein by reference.

Officers - The following are the executive officers of the Company as at June 1, 2005:

Name and municipality of residence	Age	Present position with the Company	First became an officer
Jay S. Hennick Toronto, Ontario	48	President, Chief Executive Officer and Director	1988
D. Scott Patterson Toronto, Ontario	44	Executive Vice President	1995
John B. Friedrichsen Toronto, Ontario	43	Senior Vice President and Chief Financial Officer	1998
Roman Kocur Toronto, Ontario	44	Vice President, Acquisitions	2003
Michael Natale Toronto, Ontario	45	Vice President, Performance & Risk Management	2005
Douglas G. Cooke Toronto, Ontario	45	Corporate Controller and Treasurer	1995

The directors and executive officers of the Company, as a group, own or control 2,877,604 Subordinate Voting Shares (including vested stock options), which represents 9.8% of the total Subordinate Voting Shares outstanding (including vested stock options). The directors and officers, as a group, control 55.4% of the total voting rights when all Multiple Voting Shares, Subordinate Voting Shares and vested stock options are considered. Pursuant to the deferred share unit plan of the Company, certain directors of the Company also hold an aggregate of 1,572 deferred share units. Mr. Hennick controls all of the Company's Multiple Voting Shares.

Mr. Rogers controls a 9% voting interest in The Franchise Company Inc., a subsidiary of the Company.

Legal proceedings
In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company's financial condition or the results of operations.

Properties
The following chart provides a summary of the properties occupied by the Company and its subsidiaries as at March 31, 2005:

(square feet)	United States (leased)	United States (owned)	Canada (leased)	Canada (owned)	International (leased)	International (owned)
Residential Property Management	295,000	73,000	5,000	-	-	-
Commercial Real Estate Services	147,000	-	184,000	-	259,000	-
Integrated Security Services	40,000	-	80,000	-	-	-
Consumer Services	60,000	-	150,000	-	-	-
Business Services	1,735,000	-	590,000	106,000	-	-
Corporate	-	-	-	20,000	-	-

Selected consolidated financial information
Last five fiscal years
(in thousands of US$, except per share amounts) - in accordance with generally accepted accounting principles in the United States

Year ended March 31	2005	2004	2003	2002	2001
OPERATIONS
Revenues	$812,290	$593,782	$508,675	$493,551	$404,233
Operating earnings	51,568	39,485	37,432	43,287	34,033
Net earnings from continuing operations	22,645	19,662	18,453	16,482	12,056
Net earnings from discontinued operations, net of income taxes	562	(638)	(13)	547	575
Net earnings	23,207	19,024	18,440	17,029	12,631
FINANCIAL POSITION
Total assets	$626,728	$437,553	$389,031	$365,929	$305,137
Long-term debt	220,015	163,888	164,919	165,611	152,424
Shareholders' equity	185,871	155,101	123,406	99,221	79,220
Book value per share	6.15	5.26	4.36	3.60	3.01
OTHER DATA
EBITDA (note 1)	$78,763	$54,521	$50,588	$55,240	$45,310
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization (note 2)	0.90	0.67	0.64	0.56	0.44
SHARE DATA
Net earnings per share
Basic
Continuing operations	$0.76	$0.69	$0.66	$0.61	$0.46
Discontinued operations	0.02	(0.02)	-	0.02	0.02
	0.78	0.67	0.66	0.63	0.48
Diluted
Continuing operations	0.72	0.67	0.64	0.56	0.44
Discontinued operations	0.02	(0.02)	-	0.02	0.02
	0.74	0.65	0.64	0.58	0.46
Weighted average shares (thousands)
Basic	29,777	28,570	27,842	27,130	26,148
Diluted	30,467	29,192	28,995	29,200	27,682
Cash dividends per share	-	-	-	-	-

Last eight quarters
(in thousands of US$, except per share amounts) - in accordance with generally accepted accounting principles in the United States

Period	Q1	Q2	Q3	Q4	Year
FISCAL 2005
Revenues	$167,044	$180,700	$218,184	$246,362	$812,290
Operating earnings	14,403	18,707	15,069	3,389	51,568
Net earnings from continuing operations	7,249	9,681	5,305	410	22,645
Net earnings from discontinued operations	2,143	(153)	(363)	(1,065)	562
Net earnings	9,392	9,528	4,942	(655)	23,207
Net earnings per share:
Basic	0.32	0.32	0.17	(0.02)	0.78
Diluted	0.31	0.31	0.16	(0.04)	0.74
FISCAL 2004
Revenues	$144,337	$152,974	$144,661	$151,810	$593,782
Operating earnings	11,662	15,530	6,758	5,535	39,485
Net earnings from continuing operations	5,274	7,364	3,043	3,981	19,662
Net earnings from discontinued operations	1,137	1,605	(1,033)	(2,347)	(638)
Net earnings	6,411	8,969	2,010	1,634	19,024
Net earnings per share:
Basic	0.23	0.32	0.07	0.06	0.67
Diluted	0.23	0.31	0.07	0.05	0.65
OTHER DATA
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization - Fiscal 2005 (note 2)	$0.24	$0.32	$0.27	$0.07	$0.90
Diluted earnings per share from continuing operations - Fiscal 2004	0.19	0.25	0.10	0.13	0.67
EBITDA - Fiscal 2005 (note 1)	18,273	22,797	24,646	13,047	78,763
EBITDA - Fiscal 2004 (note 1)	15,322	19,114	10,573	9,512	54,521

Notes
1. EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP in the United States and Canada, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of annual amounts appears below.

(in thousands of US$)
Year ended March 31	2005	2004	2003	2002	2001
EBITDA	$78,763	$54,521	$50,588	$55,240	$45,310
Depreciation and amortization	(27,195)	(15,036)	(13,156)	(11,953)	(11,277)
Operating earnings	$51,568	$39,485	$37,432	$43,287	$34,033

2. Adjusted diluted net earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of the amortization of the short-lived brokerage backlog intangible asset acquired in connection with the CMN acquisition. The Company believes this measure is useful because it isolates the impact of material non-recurring acquisition-related amortization expense. This is not a recognized measure of financial performance under GAAP in the United States and Canada, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this measure may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of annual amounts appears below.

(in thousands of US$)
Year ended March 31	2005	2004	2003	2002	2001
Adjusted diluted net earnings per share from continuing operations	$0.90	$0.67	$0.64	$0.56	$0.44
Amortization of brokerage backlog, net of deferred income taxes	(0.18)	-	-	-	-
Diluted net earnings per share from continuing operations	$0.72	$0.67	$0.64	$0.56	$0.44

Risk and uncertainties
The Company is subject to various risks and uncertainties, which are described below in order of significance:

▪	Economic conditions, especially as they relate to consumer spending and business spending on customer relations and promotion.
▪	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
▪	Extreme weather conditions impacting demand for our services or our ability to perform those services.
▪	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
▪	Competition in the markets served by the Company.
▪	Labor shortages or increases in wage and benefit costs.
▪	The effects of changes in interest rates on our cost of borrowing.
▪	Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices.
▪	Changes in the frequency or severity of insurance incidents relative to our historical experience.
▪	The effects of changes in the Canadian dollar foreign exchange rate in relation to the US dollar on the Company's Canadian dollar denominated revenues and expenses.
▪	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
▪	Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing or textbook fulfillment activities.

Each of the above factors may have a material adverse affect on the Company's business, operating results and financial condition.

Management's discussion and analysis
The section entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" within the Company's 2005 annual report is incorporated herein by reference.

Interest of management and others in material transactions
There are no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding shares of the Company, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Company or during the current financial year which has materially affected, or would materially affect, the Company.

Material contracts
On February 1, 2004, the Company, upon the review, report and recommendation of the Executive Compensation Committee of the Board of Directors of the Company, entered into a management services agreement (the "Management Services Agreement") with Jayset Capital

Corp. ("Jayset") and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset. The particulars of the Management Services Agreement are set out in the sections entitled "Executive Compensation - Management Contract" and "Long Term Incentive Plan" contained in the Circular, which sections are hereby incorporated herein by reference.

Cease trade orders, bankruptcies, penalties or sanctions
No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than David R. Beatty who was a director of a mining company when it made an application under the Companies' Creditors Arrangement Act on January 7, 2005.

No director or executive officer of the Company or shareholder holding a sufficient number of securities to materially affect the control the Company has, within the last ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Conflicts of interest
Certain directors and officers of the Company are engaged in and will continue to engage in activities outside the Company, and as a result, certain directors and officers of the Company may become subject to conflicts of interest. The Business Corporations Act (Ontario) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Business Corporations Act (Ontario). To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Business Corporations Act (Ontario).

As at the date hereof, the Company is not aware of any existing or potential material conflicts of interest between the Company and a director or officer of the Company.

Experts
The financial statements for the financial year ended March 31, 2005 have been audited by PricewaterhouseCoopers LLP, the Company's external auditors.

Audit Committee
The Audit Committee of the Company is composed of three members who are "independent" and "financially literate" as required by Multilateral Instrument 52-110 Audit Committees (the "CSA Audit Committee Rule"). The members of the Audit Committee during the year ended March 31, 2005 were Messrs. Ghert, Calder and Cohen, Chairman. In May 2005, Mr. Ghert was appointed Chairman of the Audit Committee. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate.

The Audit Committee reviews the annual financial statements intended for circulation among shareholders and reports upon these to the Board of Directors of the Company (the "Board"). In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of the Company and its affiliates. The Board has adopted an Audit Committee mandate, a copy of which is published on the Company's website (www.firstservice.com) and is annexed to the Circular as Schedule "B", which schedule is hereby incorporated herein by reference.

The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described below.

Bernard I. Ghert (Chair) - Mr. Ghert has a Masters degree in Business Administration (M.B.A.). Mr. Ghert was previously President and Chief Executive Officer of The Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance, Canada Deposit Insurance Corporation, and has served as President of the Canadian Institute of Public Real Estate Companies. He is currently a director of several Middlefield Funds and is on the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently serves as President of the B.I. Ghert Family Foundation and as the Immediate Past Chair of the Mount Sinai Hospital Board of Directors.

Peter F. Cohen - Mr. Cohen is a Chartered Accountant and a former partner in an audit practice. Mr. Cohen is currently the Chairman of the Board of the Corporation and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen is also a member of the boards of a number of private companies and charities.

Brendan Calder - Mr. Calder has been the Effective Executive in Residence & Adjunct Professor of Strategic Management at the Rotman School of Management, University of Toronto, since 2001. Between 1998 and 2000, Mr. Calder was Chair of The Board of CIBC Mortgages, Inc. - the mortgage banking subsidiary of a Canadian chartered bank, and he served as that company's President, Chief Executive Officer, and director from 1995 to 1998. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and is a director of Filogix Inc., Custom Direct Income Fund, and the Toronto International Film Festival Group.

The CSA Audit Committee Rule requires the Company to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee provides that it is such committee's responsibility to: (a) approve the appointment and, when circumstances warrant, discharge of the external auditor and monitor its qualifications, performance and independence; (b) approve and oversee the disclosure of all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor, in accordance with applicable laws and regulations; and (c) approve the basis and amount of the external auditor's fees and other significant compensation. The Audit Committee has adopted a pre-approval policy pursuant to which the Corporation may not engage the Corporation's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services. The Audit

Committee has delegated to the Chairman of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chairman are reported to the full Audit Committee at its next meeting.

In addition to performing the audit of the Company's annual consolidated financial statements, PricewaterhouseCoopers LLP provided other services to the Company and they billed the Company the following fees for each of the Company's two most recently completed fiscal years:

(in US$) Year ended March 31	2005	2004
Audit fees (note 1)	$913,000	$496,800
Audit-related fees (note 2)	345,600	172,000
Tax fees (note 3)	259,800	467,700
All other fees (note 4)	3,300	-
	$1,521,700	$1,136,500

Notes:
1.	Refers to the aggregate fees billed by the Company's external auditor for audit services.
2.
Refers to the aggregate fees billed for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under (1) above, including professional services rendered by the Company's external auditor for accounting consultations on proposed transactions and consultations related to accounting and reporting standards. Such fees included fees incurred in respect of: compliance with the Sarbanes-Oxley Act; due diligence and other work related to the disposition and acquisition of businesses, such work being unrelated to the audit of the Corporation's financial statements; accounting consultations with respect to proposed transactions; as well as other audit-related services.

3.	Refers to the aggregate fees billed for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees for software product licensing billed by the Company's external auditor.

Additional information
Additional information, including the directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, where applicable, is contained in the Circular.

Copies of publicly filed documents of the Company, including those incorporated herein by reference, can be found through the SEDAR web site at www.sedar.com. Additional financial information is provided in the Company's consolidated comparative financial statements and Management's Discussion and Analysis for the year ended March 31, 2005.

Upon request, the Secretary of the Company will provide to any person or company:

(a)	when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus has been filed for a distribution of its securities:
	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company for any period after the end of its most recently completed financial year;

(iii)
one copy of the management information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of the management information circular, as appropriate; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs (i) to (iii); or

(b)
at any other time, one copy of any document referred to in subparagraphs (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Forward-looking statements
This Annual Information Form contains or incorporates by reference certain forward-looking statements. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are described in the section entitled "Risks and uncertainties" above.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.